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                                  Exhibit 28.1


                THE ARNOLD PALMER GOLF COMPANY ANNOUNCES PROPOSAL
                           FOR MANAGEMENT-LED BUY-OUT


OOLTEWAH, TENNESSEE, APRIL 29, 1999 - The Arnold Palmer Golf Company (OTC Bulletin Board: APGC) announced today that it has received a proposal from APGC Holdings Company, LLC, for the acquisition of the Company pursuant to which the Company would be merged with APGC Holdings Company, LLC, or its subsidiary, in a cash-out merger with public shareholders of the Company receiving a price of $1.20 per share in cash.

APGC Holdings Company, LLC, is a closely held company formed by Cindy L. Davis, president and chief executive officer of The Arnold Palmer Golf Company, and certain directors and shareholders of the Company including John T. Lupton and Arnold D. Palmer. If the proposal is accepted, these individuals have agreed to contribute approximately 41 percent of the outstanding common stock of the Company held by them or entities they control to APGC Holdings Company, LLC, pursuant to separate agreements. If the proposal is consummated, the Company would no longer be publicly-traded.

The board of directors of the Company unanimously approved the appointment of a special committee of the board of directors to review the proposal and to determine whether the proposal is in the best interests of the Company and its shareholders.

The Arnold Palmer Golf Company manufactures, markets and distributes golf equipment under the brand names of its three franchise divisions: PALMER; HOTZ golf bags; and the recently-introduced NancyLopezGolf equipment and products.


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Contact:                   Mike Alday, Beth McCombs
                           Alday Communications, Inc. 615.791.1535